Interim Consolidated Financial Statements (Unaudited)
March 31, 2013

Sprott Resource Lending Corp.
Interim Consolidated Balance Sheets
(unaudited, expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2013	2012
		$	$
	Note

Assets
Cash and cash equivalents		20,073	17,250
Investments and securities	5,17	19,481	49,708
Loans receivable	6	153,737	127,545
Precious metal loans	5,17	12,749	14,454
Foreclosed properties held for sale	7	18,135	18,174
Equity method investment	9	288	286
Premises and equipment	8	78	80
Proceeds receivable on sale of subsidiary	12	3,103	2,982
Loan fees and sold or discharged loans receivable	6e	402	573
Prepaid expenses, deposits, other assets	21	523	1,573
Income tax receivable		-	79
Deferred income tax asset	14	3,212	-
		231,781	232,704

Liabilities
Accounts payable and accrued liabilities	21	3,944	7,298
Deferred revenue	11	110	1,217
Deferred income tax liabilities	12,14	1,086	1,044
		5,140	9,559

Equity
Share capital	10	207,537	207,537
Contributed surplus	10	12,869	12,847
Retained earnings		6,235	2,761
		226,641	223,145
		231,781	232,704

Refer to Note 15 for commitments and contingencies and to Note 22 for subsequent events.

Approved by the Board of Directors on May 8, 2013

“A. Murray Sinclair”	Director	“Peter Grosskopf”	Director
Murray Sinclair		Peter Grosskopf

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Comprehensive Income
(unaudited, expressed in thousands of Canadian dollars)

		Three Months Ended March 31
	Note	2013	2012
		$	$

Interest income
Interest income on resource loans		4,731	4,375
Interest income on impaired real estate loans	6c	400	677
Other interest income		413	91
		5,544	5,143

Other loan (expense) income
Unrealized loss on precious metal loans	5,17	(470)	-
Realized gain on precious metal loans	5,17	381	-
Loan loss expense on real estate loans	6c	(400)	(677)
Loss on revaluation of foreclosed properties held for sale	7	(39)	(543)
Other loan income and fees	6i	305	1,800
		(223)	580

Other (loss) income
Equity method investment income	9	2	21
Unrealized (loss) gain on investments and securities	5	(876)	2,597
Foreign exchange gain (loss)		475	(153)
Realized gain on sale of investments and securities	5	144	421
		(255)	2,886
Net interest and other income		5,066	8,609

General and administrative expense
Salaries and benefits	21	243	277
Office and other	21	249	275
Stock-based compensation	10,21	22	184
Legal and professional services		352	158
Regulatory and shareholder relations		71	101
Directors’ fees	21	156	36
Management services	13,21	1,464	2,196
		2,557	3,227
Income before income taxes		2,509	5,382

Income tax (recovery) expense
Current	14	-	1
Deferred	14	(3,170)	(47)
		(3,170)	(46)
Net income		5,679	5,428

Other comprehensive income
Currency translation adjustments		-	12
Total comprehensive income		5,679	5,440

Basic earnings per share		0.04	0.04
Diluted earnings per share		0.04	0.04

Weighted average number of shares outstanding
Basic		146,976,919	154,114,814
Diluted		147,261,294	154,543,622

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Changes in Equity
(unaudited, expressed in thousands of Canadian dollars)

					Cumulative
					Currency
	Share	Treasury	Contributed	Retained	Translation
	Capital	Shares	Surplus	Earnings	Adjustments	Total
	$	$	$	$	$	$
Balance, January 1, 2012	217,768	(39)	12,705	17,234	(24)	247,644
Net income	-	-	-	5,428	-	5,428
Currency translation adjustments	-	-	-	-	12	12
Normal course issuer bid (Note 10)	(554)	39	(41)	-	-	(556)
Stock-based compensation	-	-	184	-	-	184
Dividends paid to shareholders (Note 10)	-	-	-	(2,312)	-	(2,312)
Balance, March 31, 2012	217,214	-	12,848	20,350	(12)	250,400

Balance, January 1, 2013	207,537	-	12,847	2,761	-	223,145
Net income	-	-	-	5,679	-	5,679
Stock-based compensation	-	-	22	-	-	22
Dividends paid to shareholders (Note 10)	-	-	-	(2,205)	-	(2,205)
Balance, March 31, 2013	207,537	-	12,869	6,235	-	226,641

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Cash Flows
(unaudited, expressed in thousands of Canadian dollars)

	Three Months Ended March 31
	2013	2012
	$	$

Cash flows (used in) from operating activities
Net income	5,679	5,428
Adjustments to determine net cash flows relating to operating items:
Resource lending activities:
Interest income	(4,731)	(4,375)
Interest payments received	2,486	3,569
Realized gain, net of loss, on investments and securities acquired	(414)	(471)
Deferred loan origination fees	616	52
Gain on early repayment of loans (Note 6i)	(246)	(1,744)
Precious metal loans repayments (Note 17)	1,675	-
Proceeds on sale of investments and securities	655	1,808
Net loan (fundings) repayments	(30,620)	16,125
Proceeds on sale of impaired resource loan (Note 6i)	2,625	-
Loss on sale of impaired resource loan (Note 6i)	186	-
Items not affecting cash:
Amortization of premises and equipment	1	25
Stock-based compensation	22	184
Equity method investment income	(2)	(21)
Unrealized foreign exchange (gain) loss	(359)	687
Unrealized loss (gain) on investments and securities	876	(2,597)
Unrealized loss on precious metal loans	470	-
Realized gain on precious metal loans	(381)	-
Deferred income tax (recovery) (Note 14)	(3,170)	(47)
Other operating cash flows	-	(2)
Changes in non-cash operating working capital items (Note 20)	(2,514)	6,604
Real estate monetization activities:
Interest income	(400)	(677)
Loan loss expense on real estate loans and revaluation of foreclosed properties held for sale	439	1,220
	(27,107)	25,768

Cash flows used in financing activities
Common shares repurchased and cancelled	-	(556)
Dividends paid	(2,205)	(2,312)
	(2,205)	(2,868)

Cash flows from (used in) investing activities
Proceeds from sale (purchases) of investments and securities	32,135	(7,185)
	32,135	(7,185)
Changes due to foreign exchange on cash held in subsidiaries	-	16
Increase in cash and cash equivalents	2,823	15,731
Cash and cash equivalents - beginning of period	17,250	31,994
Cash and cash equivalents - end of period	20,073	47,725

Supplementary cash flow information – Note 20

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

On September 7, 2010, Sprott Resource Lending Corp. (“SRLC” or the “Company”) implemented a structure, approved by shareholders on August 17, 2010, to focus its operations as a natural resources lender to companies in the mining and energy sectors.

Resource-based loans are originated through a partnership, Sprott Resource Lending Partnership (the “Partnership”), between the Company (the ultimate parent entity) and Sprott Lending Consulting LP, a wholly owned subsidiary of Sprott Inc. (“Sprott LP”). Under the terms of the Partnership Agreement and the Management Services Agreement (collectively “the Agreements”), the Company holds all voting units in the Partnership, which conveys control over key lending, strategic and operational decisions of the Partnership. Sprott LP holds only non-voting Partnership units and administers the day-to-day Partnership operations and provides senior management expertise. As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as discussed in Note 13. On March 29, 2013, the Company renewed its relationship with Sprott LP and extended the term of the Management Services Agreement until September 7, 2015.

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Prior to September 7, 2010, the Company, operating under the name Quest Capital Corp., provided mortgage financings, predominantly for residential developments in Canada. As at March 31, 2013, the Company has a legacy portfolio of real estate loans and foreclosed properties held for sale which is being marketed for sale. The proceeds from real estate loan monetization are expected to be redeployed into resource loans.

SRLC is a publicly listed company incorporated and domiciled in Canada. The Company’s registered address is: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario M5J 2J2. The Company’s common shares are listed on the Toronto Stock Exchange and New York Stock Exchange MKT.

2	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements (the “Financial Statements”) have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) as included in Part I of the Handbook of the Canadian Institute of Chartered Accountants. The Financial Statements have been prepared in accordance with IFRS, as applicable to the preparation of interim financial statements including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements for the year ended December 31, 2012 which have been prepared in accordance with IFRS.

The Company has provided comparative financial information and has consistently applied the same accounting policies throughout all periods presented. The accounting policies applied in these Financial Statements are based on IFRS for the period ended March 31, 2013, as issued and outstanding as of May 8, 2013, the date the board of directors approved the Financial Statements. Significant accounting policies used in the preparation of these Financial Statements are described in Note 3.2.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The financial statements have been prepared under the historical cost convention, except as modified by financial assets and liabilities (including derivative instruments) at fair value through profit or loss. Refer to Note 3.2(d) .

3	ACCOUNTING POLICIES

The accounting policies followed in these Financial Statements are consistent with those of the previous financial year, except as described below.

3.1 Changes in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 7, Financial Instruments: Disclosures, provides guidance on financial instrument disclosures, and is based on the notion that entities should provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance. The standard was amended to enhance disclosure requirements related to offsetting financial assets and financial liabilities. The adoption of this amendment did not result in any changes in the presentation of the Company’s financial assets and financial liabilities. The Company will reassess the disclosure requirements depending on whether the Company enters into any derivatives in the future.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenue and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011). The Company has classified its joint arrangement as a joint venture and concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements.

IFRS 12, Disclosures of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The application of IFRS 12 did not result in any measurement adjustments to the Company’s financial statements. The additional disclosures required on the Company’s joint venture are included in Note 9.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

IFRS 13, Fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. Enhanced fair values disclosures required by the standard have been included in Note 17.

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments require the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The amendments did not result in any reclassifications to other comprehensive income.

3.2 Significant accounting policies

The significant accounting policies used in the preparation of the Financial Statements are described below.

a) Basis of consolidation

These consolidated financial statements include the assets, liabilities and results of operations of the Company and 100% of the following entities which are wholly owned or wholly controlled by the Company: Sprott Resource Lending Partnership; QC Services Inc.; 7603908 Canada Inc., 0854560 B.C. Ltd.; 0854561 B.C. Ltd; 0894023 B.C. Ltd.; and 2265366 Ontario Inc. Sprott Resource Lending Partnership owns 100% of Sprott Resource Lending (AM) Limited Partnership, which owns a 50% interest in SD Holding (Sierra Leone) Partnership joint venture. SD Holding (Sierra Leone) Partnership owns 100% of SD Holding (Sierra Leone) Inc.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All consolidated entities are wholly owned and controlled by the Company, and all intercompany balances and transactions are eliminated.

b) Joint ventures

When joint approval is required from third parties to enable the implementation of the strategic operating, investing or financing matters governing affiliated entities of the Company, the affiliated entities are considered to be joint ventures. Joint ventures are accounted for using the equity method, whereby the Company records its proportionate share of an affiliate’s net assets as an equity method investment and its proportionate share of an affiliate’s net income (loss) as equity method investment income (loss). Distributions received from a joint venture are recorded as a reduction of the investment in the venture.

c) Cash and cash equivalents

Cash and cash equivalents include cash on hand with major Canadian chartered banks, as well as short-term, highly-liquid deposits and investments having maturity terms of 90 days or less at the time of acquisition, and are not subject to significant changes in fair value.

d) Financial assets

The Company has early adopted IFRS 9, Financial Instruments: Classification and Measurement, effective January 1, 2010. This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, for the classification and measurement of financial assets and liabilities. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9, hybrid contracts are measured as a whole at fair value through profit or loss (“FVTPL”). Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding; otherwise fixed income investments are measured at FVTPL.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Initial recognition and measurement

All financial assets are initially measured at fair value plus or minus, in the case of a financial asset at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset. The Company determines the classification of its non-derivative financial assets at initial recognition.

Subsequent measurement – Financial assets at FVTPL

Cash and cash equivalents are subsequently carried at fair value.

Investments and securities that do not meet the criteria for amortized cost are classified as FVTPL.

Investments and securities include investments in government and corporate bonds that do not meet the criteria for classification as cash and cash equivalents, investments in notes, bonds and debentures which may contain conversion features, and securities received through the Company’s resource lending activities such as common shares and warrants. Fair value gains (losses) on investments and securities are recognized in net income (loss) for changes in fair value incurred since the initial recognition of these financial instruments, or since the beginning of the reporting period. Purchase and sale of investments and securities are accounted for at their trade date.

Precious metal loans are classified as FVTPL. The total funds advanced to a borrower are allocated first to the value of any shares/warrants/commitment fees received, with the remainder applied as loan principal advanced. Fair value gains (losses) are recognized in net income (loss) for changes in fair value and for time value of money effect. Factors that may impact the value of the loan during a period include time value of money, changes in the market price of the precious metal, changes in foreign exchange rates, or changes in the discount rate as a result of market conditions and/or changes to the borrower’s credit risk.

The methodologies employed to determine fair values for financial assets at FVTPL are discussed in Note 5 and Note 17.

Subsequent measurement – Financial assets at amortized cost

Loans and accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans receivable are subsequently measured at amortized cost using the effective interest method, less impairment, if any.

Fees received for originating the loans are netted against the carrying value and are recognized in interest income over the term of the loan using the effective interest method. Fees received may include cash payments and/or securities in the borrower. Refer to Note 3.2(k) on interest income recognition.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Impairment of loans and provision for loan losses

Loans are considered to be impaired when there is objective evidence that, as a result of one or more events that have occurred after the initial recognition of the loan, the estimated future cash flows of the loan have been affected. Loans are considered past due once the borrower has failed to make payments within 30 days of the contractual due date. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 30 days in arrears, the loan is declared to be impaired.

Objective evidence of an impairment of a loan could include: significant financial difficulty of the borrower; breach of contract such as a default or delinquency in interest or principal payments; or it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

The Company first assesses whether objective evidence of impairment exists individually for loans. If the Company determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

Specific provision for loan losses

At a minimum of each reporting period, management assesses whether there are indicators that loan loss provisions are required for each loan in the Company’s loan portfolio based on factors that may include economic and market trends, the impairment status of loans, the quoted credit rating of the borrower, market value of the asset, and appraisals, if any, of the security underlying loans receivable. If these factors indicate that the carrying value of loans may not be recoverable, or the repayment of contractual amounts due may be delayed, management compares the carrying value of the affected loans with the discounted present values of their estimated future cash flows. To the extent that discounted estimated future cash flows are less than the loan carrying value, a specific loan loss provision is recorded. Any subsequent recognition of interest income on a loan for which a specific loan loss provision exists is calculated at the discount rate used in determining the provision, which may differ from the contracted loan interest rate.

Should the cash flow assumptions used to determine the original loan loss provision change, the loan loss provision may be reversed. A loan loss provision is reversed only to the extent that the revised carrying value of the loan does not exceed its amortized cost that would have been recorded had no loan loss provision been recognized.

Collective provision for loan losses

At each reporting period, management assesses the need for a collective provision for loan losses which have yet to be identified. Loans are grouped on the basis of similar characteristics that are indicative of the debtors’ ability to pay all amounts due according to the contractual terms. Collective grouping is performed on the basis of a credit risk evaluation or a grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors. Management considers the security of a loan as the most appropriate determining factor in formulating a portfolio of loans. If the evaluation does not result in a group of assets with similar characteristics, the loans are individually assessed for impairment.

When a group of loans is determined, certain factors are considered in determining the appropriate level of a collective provision. Such factors include the length of the loan term, current state of commodity markets, and reviews of markets for information on the risk associated with the debt or equity of the borrower.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

e) Derivative financial instruments

Derivative financial instruments, such as forward currency contracts, are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at their fair value. Fair value is based on spot and forward prices obtained in active markets. Forward currency and other derivative contracts are carried as assets when fair value is positive and as liabilities when fair values are negative. Changes in fair value are recognized in net income (loss).

Certain derivatives may be embedded in other financial instruments (the host instrument), such as notes, bonds and debentures with conversion features. Embedded derivatives with host contracts that are financial assets are not separated but rather the combined contract is assessed as a whole at fair value with subsequent changes in fair value recognized in net income (loss).

f) Foreclosed properties held for sale

Foreclosed properties held for sale include properties for which the Company has taken legal title, as well as those properties for which the Company is entitled, through court order, to take title or to enforce the sale, unconditionally. When a loan is foreclosed, the value of the foreclosed property is initially measured at the lower of the carrying value or fair value less selling costs. Foreclosed properties held for sale which are in saleable condition and for which a sale is considered probable are classified as held for sale and are subsequently measured at the lower of carrying value or fair value less costs to sell. Amortization is not recorded on foreclosed properties held for sale. An extension of the period required to complete the sale would not preclude the properties from being classified as held for sale when the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the asset.

g) Sold or discharged loans receivable

In the normal course of business, the Company may sell its interests in loans receivable or discharge the borrower from its loan for certain proceeds. Outstanding proceeds of sold or discharged loans receivable are reported separately from other loans receivable, and measured at their realizable value, net of expected sales costs.

h) Long-lived assets

Land is carried at historical cost, less accumulated impairment losses, and is not depreciated. Leasehold improvements are carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the terms of the related leases.

Computer equipment and operating software are carried at historical cost, less accumulated amortization and impairment losses, and includes software integral to the operation of the equipment. Amortization is recorded on a straight-line basis over 3 years being its estimated useful life.

Other equipment, which includes furniture and sundry equipment, is carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over 5 years being their estimated useful life.

i) Provisions

The Company recognizes provisions when a legal or constructive obligation exists as a result of past events, when it is probable that there will be an outflow of economic benefits from the entity, and a reliable estimate of the amount of the obligation can be made. When a provision is expected to settle beyond the immediate term, the provision is measured at the present value of future cash flows, discounted at prevailing market interest rates. With the passage of time, additional expenses are recorded as the provision accretes.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

j) Translation of foreign currencies

The presentation currency for these Financial Statements is Canadian dollars. The functional currency for Sprott Resource Lending Corp. and certain other consolidated entities is Canadian dollars.

The assets and liabilities of subsidiaries with a US dollar functional currency are translated at the exchange rate prevailing on the reporting date, and revenues and expenses at the average rates during the reporting period. Foreign currency gains or losses resulting from the translation of these subsidiaries is recorded in other comprehensive income (loss) as currency translation adjustments, which is a component of the Company’s equity.

Foreign currency translation gains or losses resulting from the translation of foreign-denominated monetary assets and liabilities into any of the consolidated entities’ functional currencies are recorded in net income (loss), unless the monetary item is deemed an investment in another consolidated entity. A monetary item is considered to be an investment in a subsidiary when settlement of the item is neither planned nor likely to occur in the foreseeable future; such foreign currency translation gains or losses, on foreign subsidiaries with a US dollar functional currency, are recorded in the currency translation adjustment account. Upon disposal of a foreign subsidiary, any gain or loss accumulated in other comprehensive income (loss) is transferred to foreign exchange gain (loss) in net income (loss).

k) Interest income recognition

Interest income on loans is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated loan interest rate. The effective interest rate is the rate required to discount the future value of all loan cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan. Loan cash flows include both principal and interest, as well as certain origination and commitment fees such as structuring fees, drawdown fees, and rollover fees. Non-cash items include common shares or warrants received. Cash and non-cash fees are netted against the loan’s carrying value and are amortized in net income (loss) over the estimated term of the loan using the loan’s effective interest rate. When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

Interest penalties received as a result of loan prepayments by borrowers are recognized in net income (loss) in the period in which the prepayment is made, unless only minor modifications were made to the loan in which case they are deferred and amortized using the effective interest method. If a modification of a loan does not represent an extinguishment of the original receivable, but instead a renegotiation of an existing loan, any deferred transaction costs and fees are carried forward and amortized over the remaining term of the renegotiated loan using the effective interest method. If a modification of a loan does represent an extinguishment of the original receivable, the original loan is derecognized in its entirety, including recognizing any deferred revenue to income, and a new receivable is recognized under the new terms.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

l) Deferred revenue and other loan income and fees

Loan origination and commitment fees are generally recognized on an accrual basis when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company. Loan origination and commitment fees received for approved loans that are likely to be drawn upon are deferred (together with the related direct costs) and recognized as an adjustment to the effective interest rate on the loan. These fees are reported under deferred revenue on the consolidated balance sheet. Non-refundable origination fees are recognized as income when it is considered unlikely that the loan will be entered into.

Fees received in return for arranging a loan between a borrower and lender are recognized into other loan income at loan inception once the loan has been arranged. In most cases, these fees are provided solely to the Company for the loan arrangement and are not provided to any other lender involved.

On some of its loans, the Company receives loan administration or syndication fees from loan syndication partners or co-lenders. These fees are not included in the cash flows used to determine the effective interest rate.

m) Management services

Certain distributions from the Partnership are payable to Sprott LP. These distributions are classified as management services expense in the Company’s Financial Statements. Calculation methodologies of the Partnership Agreement are discussed in Note 13.

n) Income taxes

Income tax expense (recovery) is comprised of current and deferred components.

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes.

Deferred income taxes are calculated using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in expected future tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment of the revised tax rates, except to the extent that deferred tax assets and liabilities related to items that are charged or credited in other comprehensive income or directly to equity. In these circumstances, deferred tax is charged or credited to other comprehensive income or to equity. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

For previously unrecognized tax assets recognized during the period, the Company’s policy is to recognize the full effect of the change in the deferred tax balance in the interim period to the extent that the change in the deferred tax balance is attributable to a one-time event that has occurred in the applicable interim period.

o) Stock-based compensation

The Company grants stock options to employees, officers, directors and certain service providers. The board of directors grant such options with lives up to 5 years, with vesting periods determined at its discretion and at exercise prices equal to or greater than the Company’s closing common share price on the date of grant.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The fair value of options granted incorporates an assumption for expected option forfeitures and volatility and is determined on the grant date. The fair value of options on each vesting date are recognized as stock-based compensation expense over the vesting period.

p) Common shares of the Company

The value of common shares issued in a public offering or private placement is equal to the cash consideration received, net of share issuance costs. Common shares issued on exercise of stock options are recorded at the amount equal to the exercise price received plus the fair value of the underlying options that are transferred from contributed surplus. For common shares issued as consideration for services received, the amount credited to share capital is equal to the fair value of the services received. The number of common shares issued as consideration for services is based on a volume-weighted average trading value of the common shares. The cost of common shares repurchased and cancelled is first recognized as a reduction in equity to the extent of the average assigned carrying value of the common shares repurchased and the excess is charged to contributed surplus. The total cost is recorded at the amount paid including transaction costs.

q) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. The diluted weighted average number of shares includes the potential dilution from common shares issuable through stock options, if dilutive, using the treasury stock method. The treasury stock method assumes that the proceeds from any shares issued on the exercise of stock options are used by the Company to repurchase and cancel shares at the average market price of the Company’s share price for the period. As such, where the strike price of stock options exceeds the average market price of the Company’s shares for the reporting period, the inclusion of these shares under the treasury stock method would be anti-dilutive, so these shares are excluded from the calculation of the weighted average number of diluted common shares.

In periods that the Company reports a net loss, diluted loss per share is the same as basic loss per share, as the result would be anti-dilutive.

r) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including pre-payments made under operating leases are charged to net income (loss) on a straight-line basis over the period of the lease.

s) Use of estimates and judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Financial statement items subject to significant management estimates and judgements include:

•

Provisions for loan losses - Management exercises judgment to determine whether indicators of loan impairment exist and if so, management must estimate the timing and amount of future cash flows from loans receivable. Refer to Note 6c.

•

Valuation of deferred income tax assets - The valuation of deferred income tax assets requires judgments on their recoverability. Such judgments are made based on management’s estimates on the timing and amount of the Company’s future taxable income. Refer to Note 14.

•

Valuation of warrants and common shares of privately held companies - Inputs to the Black-Scholes warrant pricing model require estimates of future share price volatility. Refer to Note 5 for discussion of key inputs and Note 18 for the sensitivity analysis performed on warrant valuation. Valuation of common shares of privately held companies requires judgment on fair value. Refer to Note 17 for valuation details and Note 18 for the sensitivity analysis performed on common shares held.

•

Valuation of precious metal loans – Inputs to the valuation model require estimates of credit and other risks. Refer to Note 5 for discussion of key inputs and Note 17 and 18 for additional valuation details.

•

Revaluation of foreclosed properties held for sale - Management exercises judgment to determine whether indicators of impairment exist and if so, management must estimate the timing and amount of future cash flows from foreclosed properties held for sale. Refer to Note 7.

While management believes that these estimates and judgments are reasonable, actual results could differ materially from those estimates.

4	STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS standards issued but not yet effective as at March 31, 2013 are listed below. This listing includes standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective. The following standards or amendments are effective for annual periods beginning on or after January 1, 2014, with early adoption permitted.

IAS 32 – Financial Instruments: Presentation

IAS 32 provides guidance on when a financial asset and financial liability shall be offset and the net amount presented in the statement of financial position. The standard was amended to clarify the requirements for offsetting financial assets and financial liabilities. The Company does not expect this standard to have an impact on its financial statements.

IFRS 7 – Financial Instruments – Disclosures

The standard was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Company early adopted IFRS 9 on January 1, 2011 and therefore does not expect this standard to have an impact on its financial statements.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

5	FINANCIAL ASSETS AT FVTPL

a) Investments and securities

The Company holds common shares and warrants received primarily in connection with resource lending activities. The Company is subject to certain holding periods before trading in these common shares is permitted. The Company also holds common shares in a privately held company. The Company’s shares do not represent a significant or controlling interest in the underlying investee. Notes, bonds and debentures held are interest bearing instruments with issuers in the resource sector and may include certain conversion features which allow the underlying instrument to be converted generally to common shares of the issuer.

Refer to Note 17 for the fair valuation methodology of these investments and securities.

Investments and securities at FVTPL include:

	March 31,	December 31,
	2013	2012
	$	$
Managed investment portfolios at FVTPL:
Corporate and government bonds	-	29,777

Securities at FVTPL:
Common shares	5,481	3,495
Warrants	2,475	2,265
Notes, bonds and debentures	11,525	14,171
Total	19,481	49,708

For warrants that are not traded on an exchange, the Company determined fair value using the Black-Scholes option pricing model with the following assumptions:

March 31, 2013:

Warrants:	Expiry	Number of	Strike Price	Closing	Fair
Issuer	Date	Warrants Held		Price	Value
African Minerals Limited	Feb 2014	325,000	£6.00	£2.32	$nil
African Minerals Limited	Feb 2016	625,000	£4.25	£2.32	$89
North American Palladium Ltd.	Oct 2014	25,000	US$217	US$270	$1,916
Ram Power Corp.	Mar 2018	5,500,000	$0.30	$0.23	$275
Petroamerica Oil Corp.	Apr 2015	750,000	$0.20	$0.36	$128
Total fair value of warrants not publicly traded					$2,408

Total fair value of publicly traded warrants					$67
Total warrants at March 31, 2013					$2,475

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

December 31, 2012:

Warrants:	Expiry Date	Number of	Strike Price	Closing	Fair
Issuer		Warrants Held		Price	Value
African Minerals Limited	Feb 2014	325,000	£6.00	£3.18	$33
African Minerals Limited	Feb 2016	625,000	£4.25	£3.18	$675
North American Palladium Ltd.	Oct 2014	25,000	US$217	US$246	$1,470
Total fair value of warrants not publicly traded					$2,178

Total fair value of publicly traded warrants					$87
Total warrants at December 31, 2012					$2,265

The weighted average volatility used to determine the fair value of these warrants is 36 percent (December 31, 2012 – 38 percent). Each whole warrant for African Minerals Limited, Ram Power Corp. and Petroamerica Oil Corp. entitles the holder to purchase one common share of the respective company. Each whole warrant for North American Palladium Ltd. entitles the holder to purchase 0.35 of an ounce of palladium.

Refer to Note 18 for market risk sensitivity analysis on the Company’s investments and securities held.

Changes to the carrying values of investments and securities at FVTPL are as follows:

	Three Months Ended
		March 31
	2013	2012
	$	$
Balance, beginning of period	49,708	47,802
Fair value on acquisition or receipt	4,075	8,532
Proceeds on sale of investments and securities	(33,789)	(1,808)
Realized gain on sale of investments and securities	144	421
Unrealized fair valuation (loss) gain	(657)	2,609
Balance, end of period	19,481	57,556

b) Precious metal loans

In July 2012, the Company advanced a precious metal loan totalling $12,500 in funds to a borrower. Repayments are in cash and calculated using a set number of gold ounces at the prevailing gold price per ounce converted to Canadian dollars. The total repayments are further subject to a minimum implied internal rate of return of five percent per annum. The Company applied $679 of origination fees against the principal on the date of advance. These fees are accreted into income over the term of the loan.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company measured the fair value of its precious metal loan using discounted cash flows with the following inputs at March 31, 2013:

March 31, 2013
Repayment term begins (repayments commenced January 31, 2013)	April 30, 2013
Repayment term ends	May 31, 2015
Frequency of repayments	Monthly
Gold ounces receivable per month	338 ounces
Average future gold price	$1,644
Discount rate	12%

Refer to Note 17 for the fair valuation methodology and changes in the fair value of the precious metal loan and to Note 18 for market risk sensitivity analysis. Also refer to Note 6 for property sector and geographic distribution of the precious metal loan, as well as for the distribution of the precious metal loan’s fair value by priority of security charges.

6	LOANS RECEIVABLE

a) Components of loans receivable

Loans receivable are reported at their amortized cost using the effective interest method. Refer to Note 3.2 for further information on the Company’s loan accounting policy.

The carrying value of the Company’s loan portfolio comprises the following components:

	March 31	December 31
	2013	2012
	$	$
Resource loans at amortized cost
Loan principal	145,085	116,594
Accrued interest	1,187	836
Deferred revenue and other, net	(5,905)	(3,255)
Amortized cost, before loan loss provisions	140,367	114,175
Loan loss provisions	-	-
Carrying value of resource loans receivable	140,367	114,175

Real estate loans(1)
Loan principal	22,554	22,554
Accrued interest and deferred costs, net	10,980	10,580
Amortized cost, before loan loss provisions	33,534	33,134
Loan loss provisions	(20,164)	(19,764)
Carrying value of real estate loans receivable	13,370	13,370

Total carrying value of loans receivable	153,737	127,545

(1) Amounts exclude foreclosed properties held for sale, see Note 7.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b) Past due loans that are not impaired

Loans are considered past due once the borrower has failed to make payments within 30 days of the contractual due date. All past due loans are classified as impaired.

c) Impaired loans and loan loss provisions

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

The Company has determined that a provision for collective impairment on its resource loans is not required as at March 31, 2013 and December 31, 2012. Refer to Note 3.2(d) for the Company’s accounting policy on collective provisioning.

As at March 31, 2013 and December 31, 2012, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for specific loan loss provisions. The carrying values of the Company’s impaired loans and specific loan loss provisions are as follows:

	March 31, 2013		December 31, 2012
			Number
	Number		of
	of Loans	$	Loans	$
Resource loans
Carrying value of impaired loans	-	-	1	2,522
Loan loss provisions	-	-	-	-
Total carrying value of impaired loans, net of loan loss provisions	-	-	1	2,522

Real estate loans
Carrying value of impaired loans	1	33,534	1	33,134
Loan loss provisions		(20,164)		(19,764)
Total carrying value of impaired loans, net of loan loss provisions	1	13,370	1	13,370

Total carrying value of impaired loans, net of loan loss provisions	1	13,370	2	15,892

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Interest income on the Company’s impaired real estate loan and the changes in the Company’s loan loss provision on real estate loans are as follows:

	Three Months Ended March 31
	2013	2012
	$	$
Interest on impaired loans	400	677

Loan loss provision on real estate loans

Balance, beginning of period	19,764	8,023
Loan loss expense on real estate loans	400	677
Balance, end of period	20,164	8,700

d) Loan commitments

As at March 31, 2013, subject to certain funding conditions, the Company is committed to providing up to $11,200 in credit facilities on resource loans (December 31, 2012 - $19,200).

e) Loan fees and sold /discharged loans receivable

Included in loan fees and sold or discharged loans receivable as at March 31, 2013 are loan drawdown fees of $402 and proceeds of $nil on previously sold loans (December 31, 2012 - $398 and $175 respectively).

f) Property sector distribution of loan principal

The following table summarizes the distribution of all of the Company’s outstanding loan principal balances by property sector:

	March 31, 2013		December 31, 2012
	Number		Number
	of Loans	$	of Loans	$
Resource loans at amortized cost
Metals and mining	14	139,585	12	106,135
Energy and other	1	5,500	2	10,459
Total principal at amortized cost	15	145,085	14	116,594

Precious metal loans at FVTPL
Metals and mining(3)	1	12,749	1	14,454
Total principal at FVTPL	1	12,749	1	14,454

Real estate loan
Land under development	1	22,554	1	22,554
Total real estate loan principal	1	22,554	1	22,554
Total loan principal	17	180,388	16	153,602

(3)	The precious metal loan is carried at fair market value which includes principal and interest. Refer to Note 5 and 17 for fair valuation methodology.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

g) Geographic distribution of loan principal

The following table summarizes the distribution of all of the Company’s outstanding loan principal balances by principal geographic location of the underlying security:

	March 31, 2013		December 31, 2012
	Number		Number
	of Loans	$	of Loans	$
Resource loans at amortized cost
Canada	5	62,750	5	50,500
United States of America	3	32,652	4	38,161
Mexico	3	26,133	4	27,633
Senegal	1	1,800	1	300
Australia	2	17,000	-	-
Chile	1	4,750	-	-
Total principal at amortized cost	15	145,085	14	116,594

Precious metal loans at FVTPL
Canada(3)	1	12,749	1	14,454
Total principal at FVTPL	1	12,749	1	14,454

Real estate loan
Canada	1	22,554	1	22,554
Total real estate loan principal	1	22,554	1	22,554
Total loan principal	17	180,388	16	153,602

(3)	The precious metal loan is carried at fair market value which includes principal and interest. Refer to Note 5 and 17 for fair valuation methodology.

h) Priority of security charges

The following table summarizes the distribution of all of the Company’s outstanding loan principal balances by priority:

	March 31, 2013		December 31, 2012
	Number		Number
	of Loans	$	of Loans	$
Resource loans at amortized cost
Senior priority	15	145,085	14	116,594

Precious metal loans at FVTPL
Senior priority(3)	1	12,749	1	14,454

Real estate loans
Senior priority	1	22,554	1	22,554
Total loan principal	17	180,388	16	153,602

(3)	The precious metal loan is carried at fair market value which includes principal and interest. Refer to Note 5 and 17 for fair valuation methodology.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

i) Other loan income and fees

Other loan income and fees consists of:

	Three Months Ended March 31
	2013	2012
	$	$
Gain on early repayment of loans	246	1,744
Loss on sale of impaired resource loan, net of legal costs	(186)	-
Syndication income	106	37
Miscellaneous loan and other income	139	6
Loan arrangement fees earned	-	13
Total other loan income and fees	305	1,800

During the three months ended March 31, 2013, the Company sold its impaired resource loan to a third party for cash proceeds of $2,625. The net carrying value of the loan on the date of sale was $2,638 and combined with legal costs incurred of $173, resulted in a net loss on sale of $186.

7	FORECLOSED PROPERTIES HELD FOR SALE

When the Company takes or has the legal right to take title of the security underlying an impaired loan, the carrying value of the loan, which comprises principal, accrued interest and deferred fees and a loan loss provision, is reclassified from loans receivable to foreclosed properties held for sale. When foreclosed properties held for sale are in saleable condition and management expects that a sale of the properties is probable, they are classified as held for sale and are measured at the lower of their carrying value and fair value less costs to sell. Reductions in the carrying values of foreclosed properties held for sale are reported as losses on revaluation of foreclosed properties held for sale.

As at March 31, 2013, the period of time required to complete the sale of the Company’s foreclosed properties held for sale has been extended due to circumstances beyond the Company’s control such as market conditions. The Company however remains committed to its plan to sell its foreclosed properties held for sale. The properties continue to be actively marketed and, where necessary, strategic actions are being taken to respond to current market conditions.

Foreclosed properties held for sale are measured at the lower of carrying value or fair value less costs to sell. The Company uses management’s best estimate to determine fair value of the properties which involves frequent inspection, engaging realtors and other professionals to obtain property appraisals, and assessment of market conditions based on previous purchase and sale offers received.

Changes to the balance of foreclosed properties held for sale are as follows:

		Three Months Ended March 31
		2013		2012
	Number of		Number of
	Properties	$	Properties	$
Balance, beginning of period	3	18,174	4	29,944
Loss on revaluation of foreclosed properties held for sale	-	(39)	-	(543)
Balance, end of period	3	18,135	4	29,401

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

8	PREMISES AND EQUIPMENT

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Cost	$	$	$	$	$
At January 1, 2012	35	369	421	93	918
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
At December 31, 2012	35	369	421	93	918
Additions	-	-	-	-	-
Disposals	-	-	-	(1)	(1)
At March 31, 2013	35	369	421	92	917

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Accumulated amortization	$	$	$	$	$
At January 1, 2012	-	311	402	43	756
Net amortization recorded in office and other expense	-	58	13	11	82
At December 31, 2012	-	369	415	54	838
Net amortization recorded in office and other expense	-	-	2	(1)	1
At March 31, 2013	-	369	417	53	839

Net carrying values
At December 31, 2012	35	-	6	39	80
At March 31, 2013	35	-	4	39	78

9	EQUITY METHOD INVESTMENTS

Through its wholly owned entity, SR Lending (AM) Limited Partnership, the Company holds a 50% interest in SD Holding (Sierra Leone) Partnership (“SD Holding”), which was established in February 2011 to administer one of the Company’s resource loans. Joint control of SD Holding is established as all strategic and operating decisions for SD Holding require approval by both joint venture partners. The joint venture’s principal place of business is: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario M5J 2J2.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Summarized financial information of the Company’s joint venture accounted for using the equity method is as follows:

	March 31,	December 31,
	2013	2012
Equity method investment	$	$
Assets	314	326
Liabilities	26	40
Total net assets included in equity method investment on the consolidated balance sheet	288	286

	Three Months Ended March 31
	2013	2012
Equity method investment income	$	$
Revenue	-	166
Recovery of expenses	(2)	(129)
Income before income taxes	2	37
Total net income included in equity method investment income on the consolidated statement of comprehensive income	2	21

10	SHARE CAPITAL

a) Authorized

Unlimited first and second preferred shares.

Unlimited common shares without par value.

b) Common shares issued and outstanding

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2013 and March 31, 2013	146,976,919	207,537

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2012	154,223,046	217,768
Repurchased and cancelled – normal course issuer bids	(392,500)	(554)
Balance, March 31, 2012	153,830,546	217,214

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In March 2011, the Company commenced a normal course issuer bid (the “2011 NCIB”) to repurchase and cancel up to 9,881,214 of its issued and outstanding common shares. During the three months ended March 31, 2012, 364,600 common shares at an average price of $1.53 per share were repurchased and cancelled under the 2011 NCIB for a total consideration of $556. The Company also cancelled an additional 27,900 common shares which were held in treasury at December 31, 2011. Total cost, including broker fees, was first charged to share capital to the extent of the average assigned carrying value of the common shares repurchased and the excess of $41 was credited to contributed surplus.

On April 3, 2012, the Company received regulatory approval to repurchase and cancel up to 9,507,638 of its issued and outstanding common shares by way of a normal course issuer bid (the “2012 NCIB”), commencing on April 9, 2012 and ending on April 8, 2013. During the three months ended March 31, 2013, no common shares were repurchased or cancelled under the 2012 NCIB.

c) Dividends

Total dividends paid during the three months ended March 31, 2013 were $2,205 (2012 - $2,312). Also refer to Note 22 for subsequent events.

d) Stock options outstanding

The Company has a shareholder approved stock option plan under which options may be granted to employees, officers, directors and certain service providers, for up to 10% of the then issued and outstanding common shares, with not more than 5% of the then issued and outstanding common shares being granted to any one person in the form of stock options. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting, expiration and any performance terms of the option agreement are at the discretion of the board of directors. Exercised options are settled with the issuance of common shares in the Company.

Changes in the number of stock options outstanding for three months ended March 31, 2013 and 2012 are as follows:

		Three Months Ended March 31
		2013	2012
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
		$		$
Balance, beginning of period	7,595,833	1.59	7,925,000	1.70
Expired	-	-	(25,000)	1.70
Forfeited	(100,000)	1.85	-	-
Balance, end of period	7,495,833	1.59	7,900,000	1.70
Options exercisable at end of period	6,992,072	1.59	5,512,468	1.72

There were no options granted during the three months ended March 31, 2013 and 2012.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2013 and December 31, 2012:

March 31, 2013		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
	Number of	Average	Average	Number of	Average
Range of	Options	Remaining	Exercise	Options	Exercise
Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	3,400,000	1.73	1.32	3,400,000	1.32
1.50 to 1.99	3,595,833	2.45	1.78	3,092,072	1.82
2.00 to 2.49	500,000	0.02	2.08	500,000	2.08
	7,495,833	1.96	1.59	6,992,072	1.59

December 31, 2012		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
	Number of	Average	Average	Number of	Average
Range of	Options	Remaining	Exercise	Options	Exercise
Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	3,400,000	1.97	1.32	3,400,000	1.32
1.50 to 1.99	3,695,833	2.70	1.78	3,053,319	1.83
2.00 to 2.49	500,000	0.27	2.08	500,000	2.08
	7,595,833	2.21	1.59	6,953,319	1.60

11	DEFERRED REVENUE

Loan origination and commitment fees received for approved loans that are likely to be drawn upon are deferred (together with the related direct costs) until the date the funds are drawn by the borrower at which point the fees are reclassified to loans receivable and applied against the principal of the loan. If the loan does not close and/or the principal is not drawn by the maturity date, any non-refundable fees are recorded in income. As at March 31, 2013, $110 of such fees were received and are recorded on the consolidated balance sheet in deferred revenue (December 31, 2012 - $1,217).

12	SALE OF SUBSIDIARY

In September 2012, the Company sold 100% of the share capital of Viceroy Gold Corp. (“VGC”), together with a 75% interest in Castle Mountain Venture (“CMV”). CMV’s primary operating activities related to the reclamation of the non-operational Castle Mountain mining property and included the long-term monitoring and maintenance of the property.

A portion of the consideration was satisfied through the issuance of 3.0 million common shares from the purchaser, a private company, for an estimated total fair value of $1,500, net of finder’s fees of 1.0 million shares. The common shares are included in investments and securities on the consolidated balance sheet and represent less than 10% of the outstanding shares in the privately held company. The remainder of the consideration is due in two installments of $3,000 and $5,000 on the earlier of the achievement of certain milestones but no later than three and six years from closing, respectively. The remaining payment may be satisfied by cash or through the issuance of common shares of the purchaser provided that they are listed on a recognized stock exchange.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Management uses judgment in valuing the proceeds receivable balance and the collectability thereof, and considers factors such as the purchaser’s ability to raise financing, the condition of the resource markets, and the status of the purchasing company’s qualifying transaction. Refer to Note 17 for information on valuation inputs.

At March 31, 2013, the discounted pre-tax carrying value of the remainder of the consideration is $3,103 and is reported under proceeds receivable on sale of subsidiary on the consolidated balance sheet.

13	MANAGEMENT SERVICES

Management services fees are incurred by the Company pursuant to the Agreements discussed in Note 1.

As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as follows:

•	Base management fee at a rate of $100 per year plus applicable taxes, accrued for and paid quarterly;

•	2% of the average net assets under management of the Partnership until September 6, 2013 and 1.5% thereafter; and

•

20% of the adjusted Partnership net income before taxes in excess of an annual hurdle equal to the product of average net resource assets under management and the average 3-year Government of Canada bond yield or similar index, capped at 6% (“the Hurdle”) until September 6, 2013, and the Hurdle is 5% thereafter.

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year. Management fees for the three months ended March 31, 2013 and 2012 are as follows:

	Three Months Ended
		March 31
	2013	2012
	$	$
Base management fee	28	28
2% of average net resource assets(4)	954	989
20% of adjusted net resource income net of annual hurdle(5)	482	1,179
Management services expense	1,464	2,196

(4)

Average net resource assets include resource loans and net assets available for the purposes of resource loan origination. Fees incurred and accrued in the current year are paid annually when sufficient income from resource lending has been earned, or on the termination of the Partnership.

(5)

Adjusted net resource income includes resource loan-related income, net of certain corporate level costs. The adjusted net resource income for the three months ended March 31, 2013 is $2,963 (2012 - $7,372). At March 31, 2013, the total cumulative net income is $2,963 (2012 - $11,222) and the cumulative Hurdle is $555 (2012 - $5,329) resulting in cumulative income in excess of the Hurdle of $2,408 (2012 - $5,893). During the three months ended March 31, 2013, the Company paid $6,163 in management fees comprised of $3,947 in 2% net asset value fees for the 2012 fiscal year and $2,216 in cumulative Hurdle fees owed since inception of the Partnership.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

14	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. The Company has recognized a deferred income tax asset of $3,212.

a) Income tax (recovery) expense consists of the following:

		Three Months Ended
			March 31
		2013	2012
		$	$
Current
Canada:	Current income tax charge	1,382	1,111
	Benefit arising from previous unrecognized tax assets	(1,382)	(1,111)
United States: Current income tax charge		-	1
Total current expense		-	1

Deferred
Canada:	Deferred tax (recovery)	(3,212)	-
United States:	Deferred tax (recovery)	42	(47)
Total deferred recovery		(3,170)	(47)
Total income tax recovery		(3,170)	(46)

b)

The provision for income taxes reported differs from the amounts computed by applying the combined Canadian federal and provincial statutory income tax rates to the income before income tax provision due to the following:

	Three Months Ended
		March 31
	2013	2012
	$	$

Statutory tax rate	26.47%	26.09%

Income tax (recovery) expense at statutory rates	664	1,404
Increase (decrease) in taxes from:
Non-deductible differences	6	54
Change in enacted tax rates	-	(34)
Change in tax assets not previously recognized	(3,882)	(1,441)
Income subject to foreign taxes at a higher rate	42	-
Other	-	(29)
Total income tax expense (recovery)	(3,170)	(46)

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c) The significant components of the deferred income tax assets and liabilities are as follows:

	March 31,	December 31,
	2013	2012
	$	$
Non-capital loss carry-forwards	1,291	-
Capital loss carry-forwards	-	-
Premises and equipment	22	-
Specific loan loss provisions	-	-
Resource deductions	145	-
Deferred origination fees	1,393	-
Other	361	-
Deferred income tax asset	3,212	-

Deferred gain and other	1,086	1,044
Deferred tax liability	1,086	1,044

The movement between the opening and closing balances was recognized in income or loss.

d)

As at March 31, 2013, the Company has non-capital losses of approximately $19,795 (December 31, 2012 - $23,526) and capital losses of approximately $58,997 (December 31, 2012 - $60,826) available to apply against future Canadian income for tax purposes.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At March 31, 2013, the Company recognized a deferred income tax asset of $3,212 after considering the recent renewal of the management services agreement and the historical profitability on the resource lending business offset by any potential downside on the existing real estate portfolio. The tax benefit has been recognized in the statement of comprehensive income for the three months ended March 31, 2013.

At March 31, 2013, the Company did not recognize deferred tax assets of approximately $3,948 (December 31, 2012 - $6,185) related to approximately $14,920 (December 31, 2012 - $23,524) of non-capital losses carried forward. At March 31, 2013, the Company did not recognize deferred tax assets of approximately $7,809 (December 31, 2012 - $7,999) related to approximately $58,997 (December 31, 2012 - $60,826) of capital losses carried forward.

In addition, should the Company dispose of its foreclosed properties held for sale at their carrying value, the Company would realize approximately $35,789 in additional non-capital losses (December 31, 2012 - $35,750).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The following chart details the expiry date, if applicable, of the unrecognized deferred income tax assets:

	March 31, 2013			December 31, 2012
		Foreclosed	Other		Foreclosed
		Properties	Deferred	Non-	Properties	Other Deferred
	Non-Capital	Held For	Income Tax	Capital	Held for	Income Tax
	Losses	Sale	Assets	Losses	Sale	Assets
	$	$	$	$	$	$

2013	-	-	-	-	-	422
2014	-	-	78	-	-	104
2015	-	-	-	-	-	-
2016 – 2027	-	-	-	-	-	-
2028	15	-	-	15	-	-
2029	1,744	-	-	10,350	-	-
2030	13,155	-	-	13,155	-	-
2031	6	-	-	6	-	-
2032	-	-	-	-	-	-
Thereafter	-	35,789	11,255	-	35,750	15,128
Total	14,920	35,789	11,333	23,526	35,750	15,654

15	COMMITMENTS AND CONTINGENCIES

a) Operating leases and other commitments

The Company has entered into operating leases for office premises in Toronto and Vancouver and has committed to office-related costs to 2017.

As at March 31, 2013, the remaining payments for the operating leases and office costs are due as follows:

						2018 and
	2013	2014	2015	2016	2017	thereafter	Total
	$	$	$	$	$	$	$
Operating leases and office costs	196	27	27	27	27	-	304
Total commitments	196	27	27	27	27	-	304

b) Loan commitments

The Company’s loan commitments are disclosed in Note 6(d).

c) Legal proceedings

The Company is subject to various legal proceedings as at March 31, 2013. While the final outcome of such legal proceedings cannot be predicted with certainty and there can be no assurance that such matters will be resolved in the Company's favour, it is the opinion of the Company’s management that the resolution of such proceedings will not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

16	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between interest-bearing assets and liabilities and their respective maturities or interest rate repricing dates. Based on current differences as at March 31, 2013, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $100 (December 31, 2012 - $107). An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $25 (December 31, 2012 - $93).

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at March 31, 2013:

	Floating	Within 6	6 to 12	1 to 3	Over	Non - Interest
March 31, 2013	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	20,073	45,554	41,933	74,652	15,537	34,032	231,781
Total liabilities and equity	-	-	-	-	-	(231,781)	(231,781)
Difference	20,073	45,554	41,933	74,652	15,537	(197,749)	-
Cumulative difference	20,073	65,627	107,560	182,212	197,749	-	-
Cumulative difference as a percentage of total assets	8.7%	28.3%	46.4%	78.6%	85.3%	-	-

	Floating	Within 6	6 to 12	1 to 3	Over	Non-Interest
December 31, 2012	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	17,250	46,936	72,843	41,896	11,725	42,054	232,704
Total liabilities and equity	-	-	-	-	-	(232,704)	(232,704)
Difference	17,250	46,936	72,843	41,896	11,725	(190,650)	-
Cumulative difference	17,250	64,186	137,029	178,925	190,650	-	-
Cumulative difference as a percentage of total assets	7.4%	27.6%	58.9%	76.9%	81.9%	-	-

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

17	FAIR VALUE MEASUREMENTS

Fair value represents the amount at which an asset could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Fair values are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly;

Level 3:	Inputs that are not based on observable market data.

The fair value hierarchy of the Company’s recurring and non-recurring fair value measurements are as follows:

March 31, 2013	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements:
Investments and securities:
Common shares
Mining and energy industry	3,981	-	-	3,981
Privately held	-	-	1,500	1,500
Warrants
Mining industry	67	-	2,408	2,475
Notes, bonds and debentures	-	11,525	-	11,525
Total investments and securities	4,048	11,525	3,908	19,481
Precious metal loans	-	-	12,749	12,749
Proceeds receivable on sale of subsidiary	-	-	3,103	3,103
Total recurring fair value measurements	4,048	11,525	19,760	35,333

Non-recurring measurements:
Foreclosed properties held for sale	-	-	18,135	18,135
Total non-recurring fair value measurements	-	-	18,135	18,135

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

December 31, 2012	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements:
Investments and securities:
Corporate and government bonds	-	29,777	-	29,777
Common shares
Mining and energy industry	1,995	-		1,995
Privately held	-	-	1,500	1,500
Warrants
Mining industry	87	-	2,178	2,265
Notes, bonds and debentures	-	14,171	-	14,171
Total investments and securities	2,082	43,948	3,678	49,708
Precious metal loans	-	-	14,454	14,454
Proceeds receivable on sale of subsidiary	-	-	2,982	2,982
Total recurring fair value measurements	2,082	43,948	21,114	67,144

Non-recurring measurements:
Foreclosed properties held for sale	-	-	18,174	18,174
Total non-recurring fair value measurements	-	-	18,174	18,174

During the three months ended March 31, 2013 and 2012, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

A reconciliation of the changes during the three months ended March 31, 2013 for recurring Level 3 fair value measurements is as follows:

				Proceeds
				receivable on
	Common		Precious	sale of
	shares	Warrants	metal loans	subsidiary
	$	$	$	$
Balance, beginning of period	1,500	2,178	14,454	2,982
Purchases, sales, issues and settlements
Fair value on acquisition, receipt, or date of advance	-	275	-	-
Precious metal repayments	-	-	(1,675)	-
Amortization of deferred fees or discount interest	-	-	59	121
Total gains or losses for the period
Included in net income - change in unrealized gain (loss) on investments and securities	-	(45)	-	-
Included in net income – unrealized loss on precious metal loans	-	-	(470)	-
Included in net income – realized gain on precious metal loans	-	-	381	-
Balance, end of period	1,500	2,408	12,749	3,103

The fair values of the Company’s common shares and warrants, which are traded on recognized stock exchanges and are based on the most recent trading price quoted in active markets, are classified as Level 1.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company holds certain privately held common shares received as consideration for the sale of VGC and CMV and these shares are classified as Level 3 and do not have a liquid market. Fair value per share is derived based on a review of the sale agreement terms, comparisons to the consideration received by other parties involved in the sale, consideration received in additional equity financing, and progression of the purchasing company’s qualifying transaction. The Company assesses the fair value per share each reporting period.

The Company’s corporate and government bonds are not traded on recognized exchanges but are measured using pricing data from external service providers without adjustment and as such are classified as Level 2.

The fair values of warrants where market quotations are unavailable are generally based on inputs other than quoted prices and are classified as Level 3. The Company utilizes the Black-Scholes option pricing model in determining the fair value of these warrants which is greatly influenced by the term of the warrant and the volatility inherent in the underlying common shares of the securities issuer. In determining appropriate volatility to be utilized, the Company uses management judgment but considers historical market data of the security issuers’ underlying shares or other instruments. The fair values of the warrants are not necessarily representative of the amounts realizable in immediate settlement of the instruments. The significant quantitative inputs used to fair value the Company’s warrants are disclosed in Note 5.

The Company’s notes, bonds and debentures are classified as Level 2 as they are generally not exchange traded and are fair valued using pricing data from external service providers without adjustment.

The Company’s precious metal loan is classified as Level 3. Each reporting period, fair value is calculated using a discounted cash flow valuation technique where the inputs include published future contract prices for gold, adjusted for foreign exchange, and a discount factor for time value of money factor. The discount factor for future cash flows is reviewed each reporting period and adjusted for changes in credit risk of the borrower or market changes. To assess market changes, the Company reviews yields to maturity for a group of comparable loans or borrowings trading in the market based on similar characteristics such as terms to maturity, security rankings, and business risks. The significant quantitative inputs used to fair value the Company’s precious metal loan is disclosed in Note 5.

Proceeds receivable on sale of subsidiary are classified as Level 3 and relates to the remainder of the consideration due on the sale of CMV/VGC as discussed in Note 12. Each reporting period, the carrying value is calculated using a discounted cash flow valuation technique. The significant unobservable input used to value the receivable is the discount factor and the Company uses a discount rate of 16 percent.

The Company’s foreclosed properties held for sale are classified as Level 3 and are carried at their fair value because the properties’ fair value less costs to sell are lower than their carrying amounts. The Company uses management’s best estimate to determine fair value of the properties which involves engaging realtors and other professionals to obtain property appraisals and assessment of market conditions based on previous purchase and sale offers received. Costs to sell include property taxes and realtor commissions.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Level 3 fair valuations are prepared by the Company’s finance department and the valuation processes and results are reviewed and approved by management every reporting period, in line with the Company’s quarterly reporting dates. The finance department considers the appropriateness of the valuation model inputs and assesses valuation results under different scenarios using probabilities. In some instances, the valuation result is also assessed using alternative valuation methods generally recognized as standard within the industry. Valuation results are compared to actual market transactions if the information is available. Valuations are discussed with the Credit Committee, Real Estate Committee, and the Audit Committee as part of its quarterly review of the Company’s financial statements.

The significant unobservable input used in the fair value measurement of the Company’s Level 3 warrants is the volatility assumption. A significant increase or decrease in the volatility assumption in isolation would result in a significantly higher or lower fair value measurement, respectively. For the Company’s precious metal loan, the significant unobservable input is the discount factor. A significant increase or decrease in the discount factor used for the precious metal loan would result in a significantly lower or higher fair value measurement respectively. The sensitivities of the Level 3 fair value measurements to changes in significant inputs are discussed in Note 18 under market risk and commodity price risk.

Financial instruments that are not measured at fair value on the balance sheet are represented by cash and cash equivalents, trade receivables and payables, and loans receivable. The fair values of cash and cash equivalents, and trade receivables and payables, approximate their carrying values due to their short term nature. Loans receivable had a carrying value of $153,737 (December 31, 2012 -$127,545) and a fair value of $151,033 (December 31, 2012 - $131,698).

Loans receivable lack an available trading market and are not typically exchanged, and have been recorded at amortized cost. The fair value of the Company’s resource loans is measured based on the changes in the market price of a comparable emerging markets benchmark bond since the average date that the loans were originated. The fair value of the Company’s real estate loan is based on discounted expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair value of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans. Their fair values are not necessarily representative of the amounts realizable in immediate settlement of the instruments.

18	CAPITAL AND RISK MANAGEMENT

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the board of directors. The board of directors directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans decline to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated.

These include:

•	emphasis on first priority and/or secured financings;

•	the investigation of the creditworthiness of all borrowers;

•	the employment of qualified and experienced loan professionals;

•	a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

•	continuous written status updates provided on the business plans and if applicable, progress thereon;

•	the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

•	a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization of foreclosed properties held for sale.

The board of directors has the responsibility of ensuring that credit risk management is adequate. The board of directors has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet at a minimum on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10,000 and $20,000 and any related party loans greater than $500. Any related party loan exposure greater than $10,000 and any loan exposure for amounts greater than $20,000 must be approved by the board of directors. Except for related party loans greater than $500, the board of directors has delegated approval authority for all loan exposures less than $10,000 to an approval committee comprising members of senior management. In addition, at origination, the Company generally restricts loan exposure to any one borrower to a maximum of $25,000 or as otherwise approved by the board of directors.

At March 31, 2013, the Company’s maximum exposure to credit risk on the consolidated balance sheet is the carrying value of its loans receivable of $153,737 (December 31, 2012 - $127,545), the fair value of its precious metal loan of $12,749 (December 31, 2012 - $14,454), the Company’s receivables of $4,028 (December 31, 2012 - $5,207) and loan commitments of $11,200 (December 31, $19,200). As at March 31, 2013, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $25,505 or 16.6% of the Company’s loans receivable (December 31, 2012 - $24,829 or 19.5% of the Company’s loan receivable). This was also the largest aggregate amount owing by any one borrower. The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis. For precious metal loans, the Company performs the same due diligence procedures as it would for its resource loans.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at March 31, 2013, subject to certain funding conditions, the Company is committed to providing up to $11,200 in resource loan advances (December 31, 2012 - $19,200).

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and foreclosed property sales. As at March 31, 2013, management believes the Company holds sufficient cash and liquid securities to meet its obligations.

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of equity trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s investments in publicly traded common shares, notes and publicly traded warrants, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $1,557 in the fair value of these investments (December 31, 2012 -$4,753).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

With respect to the Company’s privately held common shares, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $150 in the fair value of the common shares (December 31, 2012 - $150).

With respect to the Company’s investments in non-publicly traded warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase of approximately $499 and a decrease of $434 in the fair value of the warrants held (December 31, 2012 – an increase of $548 and a decrease of $533). In addition, a 10 percent increase or decrease in the underlying share price or commodity price of the non-publicly traded warrants, with all other inputs remaining constant, would result in an increase of $677 and a decrease of $618 in the fair value of the warrants held (December 31, 2012 – an increase of $642 and a decrease of $567).

With respect to the Company’s precious metal loan, certain changes in market conditions that give rise to market risk include changes in observed (benchmark) interest rates, commodity prices, and foreign exchange rates. A 10 percent increase or decrease in the discount rate results in a decrease or increase in the fair value of the precious metal loan of $146 (December 31, 2012 - $184). Refer to commodity price risk note below for a sensitivity analysis on changes in commodity prices and foreign exchange risk note below for currency exposure.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from nine months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at March 31, 2013, the Company had 15 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $167,639 (December 31, 2012 – $139,148). The Company’s 15 fixed rate resource loans range in maturity dates of less than 6 months to five years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities.

The Company may, from time to time, enter into certain precious metal loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk, or contractually agree to a minimum rate of return on the loan in order to mitigate any potential downside from the volatility of commodity prices.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

At March 31, 2013, the Company held a precious metal loan with a carrying value of $12,749 (December 31, 2012 - $14,454). The loan’s fair value is dependent on future gold prices. A 10 percent increase or decrease in the future price of gold would result in an increase or decrease in the fair value of the precious metal loan of $1,275 (December 31, 2012 - $1,445). As a mitigating factor, the minimum internal rate of return on the precious metal loan is contractually set at 5 percent.

The Company may also hold certain investments linked to the market prices of metals. At March 31, 2013, the Company held units in a publicly traded gold-linked note with a carrying value of $328 (December 31, 2012 - $723) where interest is dependent on the average of the London PM Gold Fixing Price. In order to result in a change in interest earned, a 10 percent increase or decrease in the price of gold is required. A 10 percent increase or decrease in the London PM fixing price of gold does not have a significant impact on the Company’s net income.

The Company also holds certain warrants linked to the market price of palladium with a carrying value of $1,916 (December 31, 2012 - $1,470). A 10 percent increase or decrease in the price of palladium would result in an increase in the fair value of the warrants of $544 and a decrease of $497 (December 31, 2012 - $444 increase and a decrease of $404).

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar (“CAD”), such as the United States dollar (“US”) and Great British Pound (“GBP”). In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. As at March 31, 2013, the Company maintains an exposure in US currency of approximately 14 % of its capital (December 31, 2012 – 21%) The Company’s precious metal loan is exposed to foreign exchange rate risk as gold is traded in US dollars.

The following summarizes the Company’s significant assets and liabilities by currency:

	All amounts in thousands of Canadian
March 31, 2013	dollars
	CAD	US	GBP	Total
Cash and cash equivalents	16,260	3,813	-	20,073
Investments and securities at FVTPL	13,103	6,289	89	19,481
Loans receivable	144,176	9,561	-	153,737
Precious metal loans	-	12,749	-	12,749
Foreclosed properties held for sale	18,135	-	-	18,135
Deferred income tax asset	3,212	-	-	3,212
All other assets	4,394	-	-	4,394
Total assets	199,280	32,412	89	231,781

Total liabilities	5,140	-	-	5,140

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

December 31, 2012
	CAD	US	GBP	Total
Cash and cash equivalents	7,824	9,426	-	17,250
Investments and securities at FVTPL	42,445	6,555	708	49,708
Loans receivable	111,365	16,180	-	127,545
Precious metal loans	-	14,454	-	14,454
Foreclosed properties held for sale	18,174	-	-	18,174
All other assets	5,573	-	-	5,573
Total assets	185,381	46,615	708	232,704

Total liabilities	9,559	-	-	9,559

19	SEGMENTED INFORMATION

The Company has one operating segment, which is to provide credit financing. Historically, the Company’s loans were secured by Canadian real estate; however, as discussed in Note 1, loans originated by the Company since late 2010 are secured by resource and energy projects, internationally. Until all remaining real estate loans are monetized, disclosure of the Company’s loan portfolio will include stratification by loan security and borrower location, but resource-based loans and remaining real estate loans are not distinguished as separate operating segments.

The Company’s geographic location is Canada.

20	CASH FLOW INFORMATION

(a) Changes in non-cash operating working capital items

	Three Months Ended
		March 31
	$	$
	2013	2012
Decrease (increase) in prepaid expenses, deposits and other assets	780	(1,248)
(Decrease) increase in accounts payables and accrued liabilities	(3,373)	2,850
Decrease in income tax receivable	79	2
Decrease in restricted cash	-	5,000
	(2,514)	6,604

(b) Cash received or paid

	Three Months Ended
		March 31
	$	$
	2013	2012
Interest received (non-loan)	292	50
Income tax paid (received)	-	-
	292	50

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

21	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements were renewed on a month-to-month basis starting March 9, 2013, and pursuant to these agreements, the Company recorded $103 in related salaries expense during the three months ended March 31, 2013 (2012 - $105).

During the three months ended March 31, 2013, the Company recorded $1,464 (2012 - $2,196) as management services expense incurred with Sprott LP for their administration of the Partnership, as discussed in Note 13. The cumulative management services expense payable included in accounts payable and accrued liabilities as at March 31, 2013 is $1,436 (December 31, 2012 - $6,163).

The Company shares certain administrative functions with one of these related parties. Costs incurred by one party on behalf of the other are reimbursed in full. During the three months ended March 31, 2013, the Company reimbursed $78 (2012 - $6) and received $39 (2012 - $70) from such party for such administrative costs. These amounts are recorded against office and other expenses in net income (loss). As at March 31, 2013, $36 (December 31, 2012 - $49) of related amounts are included in prepaid expenses, deposits and other assets.

In November 2010, the Company entered into a sublease for its Toronto office premises with Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. Included in office and other expenses in net income (loss) for the three months ended March 31, 2013, are $67 in office rent and leasehold expenses paid to Sprott Asset Management LP (2012 - $67). In September 2011, the Company entered into a cost sharing agreement with Sprott Inc. to allocate the Company’s share of operating costs associated with the lease. Included in office and other expenses in net income (loss) for the period ended March 31, 2013, are $33 in shared operating costs to Sprott Inc. (2012 - $38) Included in accounts payable and accrued liabilities on the consolidated balance sheet as at March 31, 2013 are related amounts of $29 (December 31, 2012 - $35).

During the three months ended March 31, 2013, the Company entered into a note payable with a third party related by virtue of having key management personnel in common. The facility was for $5,500 in principal and the agreement was based on normal commercial terms.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Compensation of key management personnel

The remuneration expense of directors and other members of key management personnel during the period was as follows:

	Three Months Ended
		March 31
	2013	2012
	$	$
Salaries and benefits	331	381
Directors’ fees	156	36
Stock-based compensation	22	181
Total	509	598

Included in salaries and benefits in the table above is executive compensation paid by Sprott LP of $192 for the three months ended March 31, 2013 (2012 - $204) for the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

Co-lending arrangements

The Company allows directors, officers, employees and other related parties to directly participate in its lending arrangements as a co-lender or on a syndication basis. The Company may also participate in co-lending arrangements with related parties. Under these arrangements, administration or other fees may be charged by or to the related party.

During the three months ended March 31, 2013, the Company received $106 (2012 - $37) in syndication fees from parties related by virtue of their role as, or relationship to, key management personnel.

22	SUBSEQUENT EVENTS

On May 8, 2013, Sprott Inc. (“Sprott”) and the Company announced that they have entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Sprott will acquire, by way of a court-approved plan of arrangement under the Canada Business Corporations Act (“CBCA”), all of the issued and outstanding common shares of SRLC. Pursuant to the terms of the Arrangement Agreement, the Company’s shareholders will receive 0.5 of a Sprott common share and $0.15 in cash for each SRLC common share held, implying an offer of $1.65 per share based on Sprott’s closing price on the Toronto Stock Exchange (“TSX”) on May 7, 2013. The number of Sprott common shares to be issued as part of the consideration will be approximately 69 million shares based on the currently issued and outstanding shares of the Company as of May 8, 2013.

In addition, the Company’s board of directors approved the payment of a dividend of $0.015 per common share for payment on June 7, 2013 to shareholders of record on May 21, 2013. Sprott, in accordance with its dividend policy and subject to applicable law, expects to issue a regular quarterly dividend in respect of Sprott’s second fiscal quarter, in due course, following the completion of the transaction.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2013 and 2012
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Completion of the transaction is subject to a number of customary conditions, including: approval of the Ontario Superior Court of Justice; a favourable vote of at least (i) 66 2/3% of the holders the Company’s common shares and (ii) a simple majority of the votes cast by minority shareholders of the Company, voted at an annual and special meeting of shareholders expected to be held in late June 2013; and the receipt of all necessary regulatory and stock exchange approvals. The Arrangement Agreement includes a customary non-solicitation clause and right to match covenants and provides for the payment of a $6.8 million break fee to Sprott, and expense reimbursement to Sprott and the Company under certain circumstances.